David A. Bell Partner	January 27, 2017	Email dbell@fenwick.com Direct Dial (650) 335-7130

VIA EDGAR AND OVERNIGHT DELIVERY
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 3720
Washington, DC 20549

Attention:	Barbara C. Jacobs, Assistant Director
Ji Shin, Attorney‑Advisor
Kathleen Collins, Accounting Branch Chief
Brittany Ebbert, Staff Accountant

Re:	Cloudera, Inc. Draft Registration Statement on Form S‑1 Submitted December 21, 2016 CIK No. 0001535379
Ladies and Gentlemen:
On behalf of Cloudera, Inc. (the “Company”), we are concurrently transmitting herewith Confidential Submission No. 2 (“Draft No. 2”) to the Confidential Draft Registration Statement on Form S‑1 (CIK No. 0001535379) confidentially submitted by the Company to the U.S. Securities and Exchange Commission (the “Commission”) on December 21, 2016 (collectively as amended, the “Draft Registration Statement”). In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in the Staff’s letter dated January 17, 2017 (the “Letter”). The numbered paragraphs below correspond to the numbered comments in the Letter, and the Staff’s comments are presented in bold italics. We have also enclosed with the copy of this letter that is being transmitted via overnight courier four copies of Draft No. 2 in paper format, marked to show changes from the Draft Registration Statement as initially submitted.
In addition to addressing the comments raised by the Staff in the Letter, the Company has revised the Draft Registration Statement to update certain other disclosures.
Prospectus Summary, page 1

1.	Please provide a brief summary in the prospectus summary of your relationship with Intel Corporation (Intel), including Intel’s ownership percentage after the offering.
In response to the Staff’s comment, the Company has revised its disclosure on pages 2 and 8 of Draft No. 2 to provide a brief summary of the Company’s relationship with Intel and to disclose Intel’s ownership percentage after the offering.

United States Securities and Exchange Commission
Division of Corporation Finance
January 27, 2017

2.	Please provide qualitative or quantitative support for the following statements. To the extent such assertions are management’s belief, please clarify.

•	Page 1: “We have developed the leading modern platform for data management, machine learning and advanced analytics” (emphasis added).

•	Page 6: “…our platform can deliver ten times or greater performance improvements over legacy systems at lower cost.”
The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company is providing to the Staff, under separate cover, a supplemental binder containing the qualitative or quantitative support for the statements above.

3.
You disclose that IDC estimates that, in the aggregate, the Dynamic Data Management Systems; Cognitive/AI Systems and Content Analytics Software; and Advanced and Predictive Analytics Software markets will grow from $8.7 billion in 2015 to $221.1 billion in 2020 at a combined compound annual growth rate of 20.5%. Please tell us what consideration you have given to disclosing the growth rates of each market sector on a disaggregated basis.

The Company advises the Staff that it has considered the matter. The Company believes that presentation on an aggregated basis reasonably reflects the growth rate of the collective market to which its subscriptions are addressed. The Company does not believe presentation of these growth rates on a disaggregated basis would provide valuable additional information to potential investors.
Our Market Opportunity, page 4

4.	Please provide us with a detailed calculation of your total addressable opportunity estimate.
The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company is providing to the Staff, under separate cover, supplemental material containing a detailed calculation of the total addressable opportunity estimate.

5.
You disclose that your total addressable opportunity is expected to reach $65.6 billion by 2020, based on IDC estimates. Please clarify whether IDC conducted a study to estimate your total addressable opportunity or management estimated your total addressable opportunity based on IDC reports and estimates.

The Company advises the Staff that, while IDC provides estimates of each of the market segments the Company discloses (as well as other segments not primarily applicable to the Company), IDC does not provide its own aggregation of the market segments applicable to the Company. In response to the Staff’s comment, the Company has revised its disclosure on pages 2, 5, 76 and 80 of Draft No. 2 to clarify.
Risks Related to Our Business and Investment in Our Common Stock, page 7

6.
We note the risk factor on page 38 regarding the substantial control your directors, executive officers and principal stockholders will have. Please include this risk, including the aggregate ownership percentage after the offering, in the summary of risks.

In response to the Staff’s comment, the Company has revised its disclosure on page 7 of Draft No. 2 to add this risk, including the aggregate ownership after the offering.

United States Securities and Exchange Commission
Division of Corporation Finance
January 27, 2017

Risk Factors
Risks Related to our Business
“If our customers do not renew or expand their subscriptions…,” page 17

7.	Please include a brief description of the typical terms in your customer agreements, including term, termination and renewal provisions.
In response to the Staff’s comment, the Company has revised its disclosure on page 17 of Draft No. 2 to include a brief description of these terms in the Company’s typical agreements.
Market, Industry and Other Data, page 43

8.
You disclose that you recategorized the industry vertical for Alphabet Inc., General Electric Company and Siemens AG. Please tell us whether these companies are your customers. Also, tell us whether these are the only companies for which you recategorized the industry vertical.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that for confidentiality reasons the Company is providing to the Staff, under separate cover, supplemental material that discusses which of these companies are customers of the Company, consistent with the Company’s disclosures in the Draft Registration Statement. The Company confirms that these are the only companies for which the Company recategorized the industry vertical for the disclosures in the Draft Registration Statement.
Net Expansion Rate, page 45

9.
We note your disclosure related to the key performance metric “net expansion rate.” Although it appears you review this metric on a quarterly basis, information about the historical trends and your analysis of this metric is not disclosed. Please revise to provide this metric for each quarter within the periods presented, and include a discussion of the trends, expectations and purpose of this metric as it relates to your business operations and performance.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company plans to disclose the historic net expansion rate figures in a future amendment to the Draft Registration Statement, following the end of the Company’s fiscal year on January 31, 2017.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 55

10.
You disclose on page 18 that an increasing amount of your business may move to cloud‑based solutions for transient workloads, and that the use of your consumption‑based pricing model may represent a greater share of your revenue. You further disclose that cloud infrastructure is the fastest growing type of infrastructure. If material, please discuss these and other trends and their impact on pricing and revenues. Refer to Section III.B of SEC Release 33‑6835.

The Company respectfully advises the Staff that the Company’s subscriptions can be utilized in cloud infrastructure either based on its typical term‑node‑based pricing or on consumption‑based pricing, depending on the subscription model agreed to with the customer. The Company further advises the Staff that consumption‑based pricing currently does not constitute a material portion of the Company’s revenue. Consequently, the Company has not quantified the amount of revenue derived from

United States Securities and Exchange Commission
Division of Corporation Finance
January 27, 2017

this pricing model in the Draft Registration Statement. The Company does expect that its customers’ use of the consumption‑based pricing model will grow in the future. The Company does not have a current estimate of the scale and timing of the transition, but wanted to advise investors of the expected trend to the extent it could. When the Company has additional understanding of the trend in the future, it will consider whether material and additional disclosure is necessary.

11.
You disclose that term‑based subscriptions are priced on a per node basis. Please tell us whether management monitors the number of nodes, or a similar metric, in evaluating your business and if material, include a discussion of such metric in the MD&A.

The Company respectfully advises the Staff that, while the Company does price its offerings on a per node basis, management does not, in evaluating the Company’s business, monitor the number of nodes or use any similar metric. Accordingly, the Company does not believe that discussion of such a metric in MD&A is necessary.

12.
You state that you recognize consumption‑based revenue as processor hours are consumed. Please clarify whether the consumption‑based subscriptions are based on the number of processor hours. If so, tell us whether management monitors the number of processor hours, or a similar metric, in evaluating your business and, if material, include a discussion of such metric in the MD&A.

The Company respectfully advises the Staff that consumption‑based subscriptions are based on the number of processor hours consumed. However, in evaluating the Company’s business, management does not monitor the number of processor hours or a similar metric. Accordingly, the Company does not believe that discussion of such a metric in MD&A is necessary.

13.
We note that you focus your marketing and selling efforts on corporations in the Global 8000, as well as large public sector organizations. Please revise to include a definition of what constitutes a “large public sector organization.”

The Company has revised its disclosure on page 45 of Draft No. 2 to include a general definition of “large public sector organization,” as well as clarification of how such organizations are treated for customer counts.
Factors Affecting Our Performance, page 57

14.
We note that your future growth depends on obtaining new customers and expanding and renewing existing customer relationships. Your discussion of the net expansion rate reflects the impact on revenues from existing customers; however, it is unclear from this measure what percentage of your existing customers renews their subscription. It also does not reflect the impact on your business from new customers. Please tell us what consideration you gave to disclosing revenue information and trends on a new versus existing customer basis, and to providing historical renewal rates. Refer to Section III.B of SEC Release 33‑8350.

The Company respectfully advises the Staff that management does not monitor the percentage of customers that renew subscriptions in evaluating the Company’s business. The Company believes that such a metric can be misleading as to the state of its business, as the metric is not weighted for dollars (so renewals of many small customers may obscure the fact that important large customers have not renewed) and it would not capture reductions in business with a customer (since they are not “lost”). Rather, the Company tracks dollar‑weighted renewals effectively subsumed within the net expansion rate (e.g., if

United States Securities and Exchange Commission
Division of Corporation Finance
January 27, 2017

each customer had a one‑year subscription and renewed its subscription for the exact same amount, then the net expansion rate would be 100%).
The Company further respectfully advises the Staff that the Company does not believe that a metric disclosing the amount of revenue derived from initial sales to new customers is useful for investors in evaluating the Company’s business because the amount of revenue attributable to a new customer is generally fairly small, as a result of the fact that customers typically start with a discrete initial project as well as the subscription nature of the Company’s business (as opposed to classic enterprise perpetual software licensing, where the revenue from a sale is typically recognized all at once in the period of sale).
In addition, the Company respectfully advises the Staff that the net expansion rate has, thus far, not varied significantly by age of cohort, and the Company does not expect that to change with new customers. As a result, the Company believes that the combination of net expansion rate and number of Global 8000 customers – rather than the percentage of revenues from new customers or percentage of customers renewing in a period – is the most useful way to understand the development of the Company’s business.
Business
Customers, page 86

15.
We note the disclosure on page 32 that a portion of your sales are to governmental entities. Please tell us what consideration you have given to quantifying the amount of revenue attributable to government contracts or subcontracts. Refer to Item 101(c)(1)(ix) of Regulation S‑K.

In response to the Staff’s comment, the Company has again reviewed Item 101(c)(1)(ix) of Regulation S‑K, and supplementally advises the Staff that revenue from contracts with Governments, including U.S. federal, state and local governments and agencies as well as foreign governments and agencies, are not a material portion of its total revenue. Consequently, a material portion of its business is not subject to renegotiation of profits or termination of contract or subcontracts at the election of Governments as described in Item 101(c)(1)(ix) and the Company does not consider quantification of the amount of revenue attributable to such government contracts or subcontracts to be necessary or material to an investor’s understanding of its business.

16.
You disclose the total number of Global 8000 customers; however, it is unclear how much of your total customer base these customers represent. Please revise to also disclose your total customer base as of each period end segregated between each significant customer category (e.g., Global 8000, large public sector, etc.).

The Company respectfully advises the Staff that the Company has historically believed that overall customer count is not a meaningful or useful metric for investors, since the methodology used to count customers is imprecise and subject to a great deal of variability, and revenues from individual customers below the Global 8000 can be exceedingly small. In addition, the Company makes available a free version of its platform, which can complicate counting. Further, as discussed in the new discussion of large public sector organizations on page 45 of Draft No. 2, a variety of ambiguities, judgments and distinctions could be applied to the counting of governmental customers (e.g., should the United States federal government be counted as one customer, or counted by cabinet department or by agency or other organization within the department; how should governmental organizations outside of a cabinet department such as the Commission be counted; what degree of autonomy with division must a subdivision have to be counted separately, etc.), and there is no widely accepted standard for doing so –

United States Securities and Exchange Commission
Division of Corporation Finance
January 27, 2017

and the Company has not developed a methodology for such counting. Consequently, customer count methodologies across companies, including other companies in the Company’s industry, vary widely. Finally, as noted in the Draft Registration Statement, the Company targets “these organizations because they capture and manage the majority of the world’s data and operate highly complex IT environments” and because “these organizations are likely to realize the greatest value from utilizing [the Company’s] enterprise‑grade platform.” In other words, the Company believes that in the Company’s industry, the Global 8000 and large public sector organizations are where the significant majority of the spending for solutions comes from.
As a result of these factors, the Company currently believes that providing a total customer count has the potential to be misleading to investors in their understanding of the Company’s business. For example, a customer count can easily mislead if it counts free customers, or revenue that is for training, services or other items rather than subscriptions for its platform (or similar solutions offered by others). Similarly, as discussed in the response to Comment 14 above, the combination of the subscription nature of the Company’s business and that customers typically start with small initial projects makes application of a revenue amount cutoff problematic for purposes of customer count. Further, provision of such information would not aid comparability with other companies.
The Company respectfully advises the Staff that it does not have a total customer count and that provision of such information is not material to understanding its business. Rather, the Company currently believes that disclosure of the number of Global 8000 customers and net expansion rate provides the information that is meaningful and not misleading to investors. If the Company develops a customer count methodology in the future that it believes is reasonable for management’s use in evaluating the Company’s business and not misleading for investors, it will consider adding it to the Draft Registration Statement.
Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F‑13

17.
We note that your term‑based subscriptions can be deployed on premise or in the cloud. Please clarify whether your cloud‑based offerings represent hosting arrangements and, if so, tell us how you considered the guidance in ASC 985‑605‑55‑119 to 55‑125 in accounting for these arrangements. To the extent these arrangements scope out of the software revenue recognition guidance, tell us how you determine the selling price for each deliverable in accordance with ASC 605‑25‑30‑2.

The Company respectfully advises the Staff that its platform can be deployed in the cloud by its customers (as noted in the overview section of Management Discussion and Analysis) and therefore its technology is considered cloud‑based. However, the Company does not offer or provide hosting services to any of its customers and as such its subscription arrangements are not hosting arrangements. The Company’s customers that choose to deploy its software in the cloud rely on third‑party cloud infrastructure providers such as Amazon Web Services, Microsoft Azure and Google Cloud Platform to host the Company’s software (and their data).

United States Securities and Exchange Commission
Division of Corporation Finance
January 27, 2017

18.
Please explain further what you mean by the “normal pricing and discounting practices” that you use for establishing VSOE. Describe the methodology, including the volume and range of stand‑alone sales used to establish VSOE. We refer you to ASC 985‑605‑25‑6. Also, please clarify for which services you are unable to establish VSOE.

The Company respectfully advises the Staff that its “normal pricing and discounting practices” refers to the established list prices and discount matrices that it considers during its sales process. For purposes of establishing VSOE, the Company uses actual prices for historical standalone sales transactions, which are not part of a multiple‑element arrangement and generally reflect such pricing and discounting practices. The Company determines whether VSOE exists using the “bell‑shaped curve” approach. More specifically, VSOE exists when at least 80% of historical standalone transactions for an element fall within 15% of the median sales price of the standalone sales transactions. Using this methodology, the Company has established VSOE for some, but not all, of its training and education services that represent less than 10% of its revenue for the year ended January 31, 2016 and which are expected to be less than 10% of its revenue for the year ended January 31, 2017. The Company has not established VSOE for any of its subscription or professional services elements.
Note 4. Fair Value Measurement, page F‑20

19.	Please revise to include the information required by ASC 820‑10‑50‑2(bbb) for each category of assets measured at Level 2 within your fair value hierarchy.
In response to the Staff’s comment, the Company has revised its disclosure on page F‑20 of Draft No. 2 regarding each category of its assets measured at Level 2 within its fair value hierarchy as required by ASC 820‑10‑50‑2(bbb).
Note 10. Stock Option Plans, page F‑29

20.
You state that once the performance‑based criterion for your RSU awards is achieved, you will recognize stock‑based compensation expense. Please revise to clarify whether such criterion is achieved upon effectiveness of the IPO, or 6 months following the effective date of the offering.

In response to the Staff’s comment, the Company has revised its disclosure on page F‑31 of Draft No. 2 to clarify.

21.
Please provide us with a breakdown of all RSUs and options granted during fiscal 2016 and to date in fiscal 2017, and include the fair value of the underlying common stock used to value such awards as determined by your board of directors. To the extent there were any significant fluctuations in the fair values from period‑to‑period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology.

The Company respectfully advises the Staff that it granted restricted stock units and options to purchase common stock with the following fair values during fiscal 2016 and to date in fiscal 2017:

United States Securities and Exchange Commission
Division of Corporation Finance
January 27, 2017

Grant Date	Total Options Shares Granted	Total Restricted Stock Units Granted	Fair Value per share of the Underlying Common Stock for Financial Reporting Purposes
March 26, 2015	406,580	1,344,720	$26.67
May 7, 2015	97,700	401,800	$26.67
May 12, 2015	18,700	214,600	$26.67
May 21, 2015	190,100	444,300	$26.67
July 29, 2015	157,640	783,160	$28.19
August 24, 2015	78,950	158,050	$28.19
September 11, 2015	104,940	314,390	$28.44
October 26, 2015	128,700	329,500	$28.44
November 30, 2015	112,580	295,720	$28.44
December 15, 2015	23,000	3,273,029	$24.62
Total granted in fiscal 2016	1,318,890	7,559,269

March 17, 2016	43,300	2,677,486	$21.51
June 8, 2016	62,680	1,092,098	$19.52
September 15, 2016	21,000	1,521,600	$19.19
December 13, 2016	12,600	786,400	$18.36
December 15, 2016	230,900	6,067,000	$18.36
Total granted in fiscal 2017 (to-date)	370,480	12,144,584
The Company determined the fair value of its common stock for financial reporting purposes using a combination of valuation methodologies with varying weighting applied to each methodology. One valuation methodology used by the Company was the Probability Weighted Expected Return Method (PWERM) under which the fair value of its common stock was estimated based upon an analysis of values for the Company assuming an initial public offering as a possible future event. In addition to the PWERM, the Company utilized the arm’s length transactions of its equity securities in the secondary market. The weighting used in each period for the secondary transactions for purposes of determining the valuation of its common stock considered factors including the number of shares sold, relationship of the parties involved, timing of the transactions in relation to the valuation date and the Company’s financial condition.
No single event caused the valuation of the Company’s common stock to fluctuate. Instead, a combination of company specific factors as well as external market factors described below led to the changes in the fair value of the underlying common stock.
March and May 2015 Awards
For purposes of calculating its stock‑based compensation for its options and restricted stock units granted in March and May 2015, the Company determined the fair value of the underlying common stock to be $26.67 per share. The primary driver for this fair value determination was secondary transactions which indicated a fair value of $30.78 per share and was given a weighting of approximately 77.5%. The secondary transactions considered in this analysis included a significant tender offer in fiscal 2015 with a purchase price of $30.92 per share and netted the sellers approximately $363.4 million in aggregate. In addition, the Company considered that in the first half of fiscal 2016, it was in discussions with a third‑party regarding another tender offer which ultimately was completed in July 2015. We also

United States Securities and Exchange Commission
Division of Corporation Finance
January 27, 2017

performed a PWERM and option pricing model (OPM) analyses which were given a 20% and 2.5% weighting, respectively.
July and August 2015 Awards
For purposes of calculating its stock‑based compensation for its options and restricted stock units granted in July and August 2015, the Company determined the fair value of the underlying common stock to be $28.19 per share. The increase in fair value from May 2015 was primarily the result of a higher value of $32.56 per share related to secondary transactions driven by a significant tender offer which was completed in July 2015. Such tender offer had a purchase price of $32.83 per share and netted sellers approximately $131.2 million in aggregate. The secondary transactions were given a weighting of 77.5% consistent with the May 2015 fair value methodology. The PWERM and OPM analyses did not change significantly from the previous fair value calculations.
September, October and November 2015 Awards
For purposes of calculating its stock‑based compensation for its options and restricted stock units granted in September, October and November 2015, the Company determined the fair value of the underlying common stock to be $28.44 per share. The slight increase in fair value from August 2015 was primarily the result of a slightly higher value of $32.65 per share for secondary transactions as well as a slight increase in the value from the PWERM analysis given the continued growth of the Company. The weighting of the secondary transactions, PWERM and OPM remained consistent with the August 2015 fair value methodology.
December 2015 Awards
For purposes of calculating its stock‑based compensation for its options and restricted stock units granted in December 2015, the Company determined the fair value of the underlying common stock to be $24.62 per share. The primary drivers for the decrease in fair value from November 2015 were a decrease in weighting for the secondary transactions from 77.5% to 61.3% as well as a slight decrease in value for secondary transactions from $32.65 per share to $32.48 per share. The decrease in weighting was due to a slowdown in secondary transactions in the second half of fiscal 2016 as evidenced by the lack of significant secondary transactions subsequent to July 2015. The PWERM analysis, which indicated a fair value of $12.20 per share, was given a corresponding increase in weighting to 38.8% to reflect the Company’s progress towards a liquidity event. At the valuation date, the Company estimated that the liquidity event would occur in the fourth quarter of fiscal 2017 at the earliest.
March 2016 Awards
For purposes of calculating its stock‑based compensation for its options and restricted stock units granted in March 2016, the Company determined the fair value of the underlying common stock to be $21.51 per share. The primary drivers for the decrease in fair value from December 2015 was a further decrease in weighting for the secondary transactions from 61.3% to 46.3% as well as a slight decrease in value for secondary transactions from $32.48 to $32.37 per share. The decrease in weighting reflects the longer period of time from the last significant secondary transaction, consisting of the July 2015 tender offer. There were limited secondary transactions in fiscal 2017. The PWERM analysis, which indicated a fair value of $12.16 per share, was given a corresponding increase in weighting to 53.8% to reflect the Company’s progress towards a liquidity event. At the valuation date, the Company estimated that the liquidity event would occur in the first quarter of fiscal 2018 at the earliest.

United States Securities and Exchange Commission
Division of Corporation Finance
January 27, 2017

June 2016 Awards
For purposes of calculating its stock‑based compensation for its options and restricted stock units granted in June 2016, the Company determined the fair value of the underlying common stock to be $19.52 per share. The primary drivers for the decrease in fair value from March 2016 was a further decrease in weighting for the secondary transactions from 46.3% to 31.3% as well as a slight decrease in value for secondary transactions from $32.37 per share to $32.15 per share. The decrease in weighting reflects the longer period of time from the last significant secondary transaction, consisting of the July 2015 tender offer. There were limited secondary transactions in fiscal 2017. The PWERM analysis, which indicated a fair value of $13.78 per share, was given a corresponding increase in weighting to 68.8% to reflect the Company’s continued progress towards a liquidity event. At the valuation date, the Company estimated that the liquidity event occur in the first quarter of fiscal 2018 at the earliest.
September 2016 Awards
For purposes of calculating its stock‑based compensation for its options and restricted stock units granted in September 2016, the Company determined the fair value of the underlying common stock to be $19.19 per share. The primary drivers for the decrease in fair value from June 2016 was a further decrease in weighting for the secondary transactions from 31.3% to 26.3% as well as a slight decrease in value for secondary transactions from $32.15 per share to $32.02 per share. The decrease in weighting reflects the longer period of time from the last significant secondary transaction, consisting of the July 2015 tender offer. There were limited secondary transactions in fiscal 2017. The PWERM analysis, which indicated a fair value of $14.63 per share, was given a corresponding increase in weighting to 73.8% to reflect the Company’s progress towards a liquidity event. At the valuation date, the Company estimated that the liquidity event would occur in the second quarter of fiscal 2018 at the earliest.
December 2016 Awards
For purposes of calculating its stock‑based compensation for its options and restricted stock units granted in December 2016, the Company determined the fair value of the underlying common stock to be $18.36 per share. The primary drivers for the decrease in fair value from September 2016 was a further decrease in weighting for the secondary transactions from 26.3% to 21.3% as well as a slight decrease in value for secondary transactions from $32.02 per share to $31.82 per share. The decrease in weighting reflects the increased lapse of time from the last significant secondary transaction, consisting of the July 2015 tender offer. There were limited secondary transactions in the fourth quarter of fiscal 2017. The PWERM analysis, which indicated a fair value of $14.73 per share, was given a corresponding increase in weighting to 78.8% to reflect the Company’s progress towards a liquidity event. At the valuation date, the Company estimated that the liquidity event would occur in the second quarter of fiscal 2018 at the earliest.
In summary, for fiscal 2017, the PWERM analyses indicated a quarter over quarter increase in value as a result of the Company’s continued growth and progress towards a liquidity event as well as the overall upward market trends as seen in the increase in revenue multiples for its peer companies. However, the estimated fair value of its common stock decreased in fiscal 2017 when taking into consideration the weighting given to secondary transactions. The value derived from the secondary transactions was higher than the PWERM value given strong interest in the Company’s stock in fiscal 2016 by third parties in conjunction with the limited availability of stock available for sale. Although secondary transactions were limited in fiscal 2017, the Company felt that secondary transactions were still a relevant data point given the significance of the secondary transactions in fiscal 2015 and 2016. The shift in weighting (from secondary transaction to PWERM) reflects the lapse in time from the last

United States Securities and Exchange Commission
Division of Corporation Finance
January 27, 2017

significant secondary transaction and the increasing likelihood of a liquidity event which would allow broad access to its common stock. Additionally, the Company assessed publicly available information released by several institutional investors, including large mutual funds, which provided their estimates for the fair value of its common stock and noted this information indicated a general decrease in value over the course of fiscal 2017. Based on all these considerations, the Company believes that the fair value of its common stock, as indicated in the above table, are its best estimates using information known to us and its best assumptions as of each of these dates.
Note 13. Segment Information, page F‑35

22.
You state that sales outside the United States represented approximately 21% and 25% of total revenues for the year ended January 31, 2016 and the nine months ended October 31, 2016, respectively. If revenues from external customers attributed to an individual country are material, revise to disclose such revenues separately. Also, disclose the basis for attributing revenues from external customers to individual countries. Refer to ASC 280‑10‑50‑41(a).

The Company respectively advises the Staff that no individual foreign country has revenues attributed to it that are material. The Company has historically viewed 10% of total consolidated revenues as the consideration of materiality for disclosing individual country revenue in evaluating the disclosure requirements of ASC 280‑10‑50‑41(a). For the year ended January 31, 2016, and the nine months ended October 31, 2015 and 2016, no such individual foreign country exceeded the threshold of 10% of consolidated revenues. All revenues from external customers are attributed to individual countries on an end‑customer basis, based on domicile of the purchasing entity, if known, or the location of the customer’s headquarters if the specific purchasing entity within the customer is unknown.
Note 15. Unaudited Pro Forma Net Loss Per Share, page F‑37

23.
We note your disclosure that employees must remain employed with the company six months following the effective date of an IPO in order for the liquidity condition to be met on your RSUs. Please revise to clarify whether RSUs are forfeitable, either in entirety or partially, should employment terminate at any point prior to the end of the six month period following the completion of an IPO.

In response to the Staff’s comment, the Company has revised its disclosure on page F‑36 of Draft No. 2 to clarify.

24.	Please revise to also include a discussion of the amount of compensation expense that is excluded from your pro forma per share calculations but will be recorded upon effectiveness of this offering.
In response to the Staff’s comment, the Company has revised its disclosure on page F‑36 of Draft No. 2 to provide a discussion of the amount of compensation expense that is excluded from its pro forma per share calculation.

United States Securities and Exchange Commission
Division of Corporation Finance
January 27, 2017

Part II. Information Not Required in Prospectus
Item 16. Exhibits and Financial Statement Schedules, page II‑3

25.
We note that you have included a footnote to the exhibit index that mentions a confidential treatment request with respect to certain portions of “this exhibit.” However, you have not indicated which exhibit is the subject of the confidential treatment request. Please advise or revise.

We acknowledge the Staff’s comment and respectfully advise the Staff that the Company has filed exhibits to Draft No. 2 for which it is requesting confidential treatment and expects that it may file as exhibits to a subsequent amendment to the Draft Registration Statement, one or more additional material agreements for which it would request confidential treatment.
General

26.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that neither the Company, nor anyone authorized on behalf of the Company, has provided written materials in reliance on Section 5(d) of the Securities Act of 1933, as amended, to potential investors. If any such materials are so provided in the future in connection with this offering, the Company will provide copies of such materials to the Staff.
* * * * * * *

United States Securities and Exchange Commission
Division of Corporation Finance
January 27, 2017

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335‑7130, or, in my absence, Niki Fang, Esq. at (650) 335‑7252.

Sincerely,
FENWICK & WEST LLP

/s/ David A. Bell

David A. Bell

cc:	Tom Reilly, Chief Executive Officer
Jim Frankola, Chief Financial Officer
David Middler, Esq., Chief Legal Officer
Jay Wedge, Esq., Senior Counsel
Cloudera, Inc.

Niki Fang, Esq.
Jennifer J. Hitchcock, Esq.
Amanda E. Baratz, Esq.
Fenwick & West LLP

Richard C. Blake, Esq.
Heidi E. Mayon, Esq.
Brian Savage, Esq.
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Dane B. Wall
Ernst & Young LLP